# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549
### FORM C
### UNDER THE SECURITIES ACT OF 1933

Name of issuer: Freelancers, LLC

Legal status of issuer
 Form: Limited liability company
 Jurisdiction of Incorporation/Organization: Utah
 Date of organization: October 30, 2020

Physical address of issuer: 485 S 2470 W, Provo, Utah 84601

Website of issuer: https://www.angel.com/watch/freelancers

Current number of employees: 6 contractors

| | Most recent fiscal year-end 2024 | Prior fiscal year-end 2023 |
|---|---|---|
| **Total Assets** | $16,306.46 | $13,903.31 |
| **Cash & Cash Equivalents** | $16,306.46 | $13,903.31 |
| **Accounts Receivable** | $0.00 | $0.00 |
| **Short-Term Debt** | $0.00 | $0.00 |
| **Long-Term Debt** | $0.00 | $0.00 |
| **Revenues/Sales** | $56,612.89 | $0.00 |
| **Cost of Goods Sold** | $54,210.77 | $8,113.34 |
| **Taxes Paid** | $0.00 | $0.00 |
| **Net Income** | $2,403.15 | -8,160.33 |

**FINANCIAL STATEMENT** (See attachment)

## OFFICERS AND DIRECTORS

*Mallory Everton - Project Manager at JK Studios (November 2018- present)*
*Natalie Madsen - Executive Producer at JK Studios (November 2018- present)*
*JK Studios - Production Company*

Mallory Everton
Employer: JK! Studios LLC
Business of Employer: Media/Creative Company
Employer's Principal Business: 2562 West 500 South, Provo, Utah 84601
Dates of Service: August 2018 – Present
Responsibilities: Show runner, writer, actress

Natalie Madsen
Employer: JK! Studios LLC
Business of Employer: Media/Creative Company
Employer's Principal Business: 2562 West 500 South, Provo, Utah 84601
Dates of Service: November 2018 – Present
Responsibilities: Producer, writer, actress

## BENEFICIAL OWNERS

| Name of Holder | No. and Class of Securities | % of Voting Power |
|---|---|---|
| Mallory Everton | 2,247,000 Common Units | 71.33% |

## ISSUER DESCRIPTION AND BUSINESS PLAN

*Freelancers, LLC was formed as a Utah limited liability company on October 30, 2020 solely to continue production of a television web series entitled "Freelancers" (the "Series"), which is intended to be distributed through online video streaming services, television and home video. The story ideas and concepts upon which the Series is based were created by Mallory Everton, who received a 70.00% ownership interest of Common Units in the Company, and JK! Studios LLC, a Utah limited liability company ("JK! Studios") who received a 13.33% ownership interest of Common Units in the Company, in exchange for all of their rights in and to the Series intellectual property, including story ideas and concepts.*

*For the majority of 2024, we maintained the marketing and development of our YouTube distribution strategy. In August 2024, we received approximately 3 years of accumulated project revenue from Angel Studios. While these distributions from Angel have started, this payment history remains short. This revenue stream appears to be a reasonable indication of profitability, and we hope to raise funds for and create a third season as this stream grows.*

A discussion of the material factors that make an investment in the issuer speculative or risky.

The Company's assumptions concerning future operations may not be realized.

The Company's goal is to produce a commercially profitable tv show series using a production budget as set forth in the table below. The Company's projected results are dependent on the successful implementation of the Company's business plan and strategies and are based on hypothetical assumptions and events over which the Company has only partial or no control. While management believes that its goals and objectives are reasonable and achievable, no assurance can be given that they will be realized. The revenue we could generate will vary greatly based on factors that we cannot quantify, including things such as ultimate cost of production, methods of distribution later negotiated, audience interest, etc.

Management will have broad discretion as to the use of the proceeds from the offering.

The Company's management will have broad discretion as to the use of the net proceeds from the Offering for the purpose of producing the Series. Investors will be relying on the judgment of the Company's management regarding the use of the proceeds for the purpose of producing the Series.

Investors will own non-voting preferred units and will have no ability to control or influence the business decisions of the Company.

Investors in the offering will obtain non-voting preferred units. As a result, current management will continue to hold 100% of the control of the business decisions and operations of the Company. It is possible that management will not make successful management decisions in all cases.

The Company is a newly formed company and has no history upon which investors can evaluate the Company.

The Company was recently formed for the purpose of, developing, producing and distributing the Series. Accordingly, the Company has no operating history on which prospective investors may evaluate the Company's business and prospects. The Company has no revenues and requires the net proceeds from the sale of Preferred Units to fund development and production of the Series. If and when production of the Series commences, no assurance can be given that the Series will receive market acceptance when produced. The Company faces all of the risks inherent in a new business, including the expenses, difficulties, complications and delays frequently encountered in connection with the formation and commencement of operations, the production and distribution of a tv show, and the competitive environment in which the Company intends to operate. The Company may not address successfully any of these risks. If the Company does not address successfully these risks, the Company's business will be seriously harmed.

The Company's success depends on the successful production and distribution of a single television series and the Company is unable to diversify its investment to reduce its risk of failure.

The Series will be the only tv show series that the Company produces. No assurance can be given that the Company's management team will be able to successfully develop, produce and make arrangements for the distribution of the Series. Because the Company will have only one asset, the Series, the Company is more vulnerable to unanticipated occurrences than a more diversified business. The development, production, completion and distribution of the Series is subject to numerous uncertainties, including financing requirements, personnel availability and the release schedule of competing shows. There may be additional problems which could adversely affect the Company's profitability, including (without limitation) public taste, which is unpredictable and susceptible to change; competition with other tv shows, motion pictures and other leisure activities; advertising costs; uncertainty with respect to release dates; and the failure of other parties to fulfill their contractual obligations and other contingencies. No assurance can be given that the Company will be able to successfully develop, produce, distribute, or realize any revenue from the Series. Failure to develop, produce, distribute or realize any such revenues will have a material adverse effect on the Company's business, operating results and financial condition.

Because the tv show/film business is highly speculative, the Company may never achieve profitability.

The tv show/film industry is highly speculative and involves a substantial degree of risk. No assurance can be given of the economic success of any tv show since the revenues derived from the production and distribution of a tv show primarily depend on its acceptance by the public which cannot be predicted. The commercial success of a tv show also depends on the quality and acceptance of competing shows released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions and other tangible and intangible factors, all of which can change and cannot be predicted with certainty. We have no control over what other shows or content is released at the same time as our content and thus we cannot know, but it is always possible, that another company's content may be more desirable than our own and we are unsuccessful in competing in the marketing. No assurance can be given that the Series will appeal to the public or that other shows and films may not be more appealing and therefore reduce the demand to view the Series. Accordingly, there is a substantial risk that the Series will not be commercially successful, in which case the Company may be unable to recoup costs associated with the production of the Series or realize revenues or profits from the sale of the Series.
The Series will be subject to the risks associated with the production and distribution of television series.

Although the production of the first season of the Series was completed, the Company cannot guarantee that production of the second season of the Series will be successfully completed. Production costs are currently just an estimate and may significantly increase over time depending on many unknown outside influences, or those that may be known as related to the specific costs of currently expected expenditures for items still not under contract at a fixed price.

The Series has a license agreement to distribute the Series through Angel Studios, Inc. Angel Studios is still relatively new in the distribution space and there is no guarantee that Angel

Studios will be able to successfully market our project to their audience or to build new audiences for our project.

It is also possible that COVID-19 or any other number of unexpected situations may arise that prevent the completion of the production of the Series.

Distribution channels and methods can also fall out of grace with users/viewers and we may not be able to adapt quickly enough to keep momentum for the adoption of viewers of our content.

The Series may not succeed if it receives unfavorable reviews.

The financial success of a television series, in large measure, depends on the reaction of the public, which is often influenced by professional reviewers or critics for newspapers, television and other media. It is impossible to judge in advance what the reaction of these reviewers and critics will be to the Series. To the extent that the Series receives unfavorable reviews from these reviewers and critics, its chances of success may be substantially diminished.

With the expansion of Angel Studios' licensing efforts, even as viewership grows, it is possible that the revenue from streaming will be divided in between more competing projects and it could lead to reduced revenue for the Company.

The Company will have to rely on the services of professionals and other key personnel who may be difficult to replace and the loss of any such persons could adversely affect the Company's business.

If the Company is not able to retain the services of key personnel retained by management, there will be a material adverse effect on the Company. If any one of these individuals becomes incapacitated or otherwise becomes unavailable, a qualified successor would have to be engaged.

The Company may elect to offer membership units in the Company to key production personnel (such as producers, writers, actors, stunt coordinators and unit production managers) as a means of obtaining the best possible crew at the lowest up-front cost. The Series' production and completion may be adversely affected if new personnel must be engaged, or if such personnel demand more favorable compensation. No assurance can be given that a qualified successor could be engaged. These professionals and key personnel also may be involved in other projects that may take them away from the production of the Series and cause delays, all of which may increase the cost of production of the Series and decrease the likelihood of being able to complete the Series, which would have an adverse effect on the Company's business and prospects.

Additionally, changing circumstances may require the Series to use and change actors than those originally used in the first season of the Series, which may cause viewers to fall out of grace with the Series.

Even if we are financially successful at generating revenue, our business plan is to reinvest revenue into the production of future seasons. Any of the risks that appear to have been mitigated by the successful creation and distribution of a single season maintain their relevance due to the uncertainties of future seasons and the market at the time of their production and distribution.

## CAPITAL STRUCTURE

Rule 501 limitations have expired on all outstanding units of the company. The shares continue to have transfer restrictions based on Section 7 of the Operating Agreement that limits transfers that require Manager approval and give the Company and other Members a first right of refusal on any transfer.

## DEBTS: NA

## EXEMPT OFFERINGS (past 3 years): NA

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights | Other Rights |
|---|---|---|---|---|
| Common Units | 10,000,000 | 3,210,000 | Yes | |
| Preferred Units | 2,000,000 | 1,120,991 | No | Preferred return before distributions to Common Unit holders |

Preferred Unit holders are not entitled to vote on any matter or to call for an annual or special members meeting. The investors have no voting or control over any Company matters, including additional issuance of securities, Company repurchase of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Investors are completely passive investors. Investors should not purchase the Securities if they are not comfortable with this lack of voting and control.

The value of securities may be determined arbitrarily through the Company management more related to the Company's needs for production expenses and not based on traditional methods of valuation.

An investor may not transfer their units in the Company without prior approval and the Company and other members have rights of first refusal to purchase any proposed transfer of units prior to the investor being able to sell such units to a third-party.

## AFFILIATE LARGE TRANSACTIONS

The company has not engaged in any large transactions or proposed transactions that exceed five percent of the aggregate raised with Reg CF over the preceding 12 months.

## COMPLIANCE

This and previous Form C-ARs were filed late.

## FINANCIAL DESCRIPTION OF ISSUER

In 2024, Freelancers was still distributed by Angel Studios and viewership was growing steadily on their platform. We were not operating on a day to day basis, so our expenses included a storage unit, some software, and a few contractors engaged in occasional social media work. Angel handled distribution and monitored views and their Angel Guild beta model continued to show promising growth for Freelancers. We accrued a small amount of royalties every month and reached a threshold to receive them in August 2024, when a back payment owed to original contractors in 2021 was paid. Low-cost Creator Commentary videos were also produced for new Angel Guild customers interested in Freelancers. For the full year of 2024, we had 15,769.8 hours of watch time (48x growth from 2023) and 76,176 views over 30 seconds (41x growth) from 13,841 unique Guild members (22x growth).

## FINANCIAL STATEMENTS

Please see the attached financials which have not been reviewed or audited.

## ATTESTATION

"I, Natalie Madsen, certify that the financial statements of Freelancers LLC  included in this Form are true and complete in all material respects.

/s/ Natalie Madsen, Executive Producer
03-24–2026